October 24, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Environmental Petroleum Producers Inc. Registration Statement on Form S-1 Filed August 29, 2017 File No. 333-220211

Dear Gentlemen:

This letter sets forth the responses of Advanced Environmental Petroleum Producers, Inc., a Florida corporation (the “Company,” “AEPP” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2017 concerning the Company’s Registration Statement on Form S-1 (File No. 333-220211) filed with the Commission on August 29, 2017 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed an amended Registration Statement including our responses to your comments (the “Amended Registration Statement”).

Registration Statement on Form S-1

Cover Page

1.	Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

RESPONSE:

Revised disclosure as requested is set forth on the cover page of the prospectus and in the section “Plan of Distribution” on page 27.

Securities and Exchange Commission

October 24, 2017

Principal Stockholders, page 61

2.	Given the nature and the size of the offering relative to the number of non-affiliate shares outstanding, please provide us an analysis explaining your basis for determining that the offering is eligible to be made pursuant to Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

RESPONSE:

The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that, upon a comprehensive evaluation of the totality of the factors and circumstances articulated in Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) 612.09, the proposed offering is a valid secondary offering as to which the selling shareholders (19 individuals and entities) are not acting as underwriters or otherwise as conduits for the Company, and consequently all of the shares may be registered under Rule 415(a)(1)(i).

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. As indicated in the Registration Statement, the Company will not receive any proceeds from the resale of the shares of common stock registered pursuant to the Registration Statement; all such proceeds will be received by the selling shareholders. However, the Staff has noted in CDI 612.09 that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds,” involving an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the Registration Statement. In our view, based on a comprehensive consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and, therefore, the registration of all of the shares is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the shares relates to a valid secondary offering, and the selling shareholders are not acting as underwriters or otherwise as conduits for the Company with respect to the shares covered by the Registration Statement.

Securities and Exchange Commission

October 24, 2017

1. How Long Have the Selling Shareholders Held the Shares of AEPP Common Stock

On August 3, 2017, the Company entered into a purchase agreement (“Purchase Agreement”) with investors in connection with the issuance of $4,190,463 of convertible debt (“Convertible Debt”) and warrants (“Warrants”). Such investment was effected through the issuance and sale of Convertible Notes and Warrants for (i) $2,000,000 in cash for Convertible Notes in the principal amount of $2,352,941 and Warrants to acquire 31,372,547 shares of Company Common Stock (the “Cash Offering”) and (ii) (A) the exchange of outstanding secured indebtedness in the amount of $1,561,894 and warrants to acquire 17,608,280 shares of a subsidiary of the Company previously issued by Oncolix to existing noteholders between September 2016 and March 2017 (“Existing Investors”), for (B) the issuance and sale of Convertible Notes issued by the Company in the aggregate principal amount of $1,837,522 and Warrants to acquire 24,500,290 shares of Company Common Stock (the “Exchange Offering” and collectively with the Cash Offering, referred to as the “Transaction”). Accordingly, the Existing Investors that participated in the Exchange Offering accepted the market risk of their investment in a private company prior to the August 3, 2017 reverse merger transaction and the Cash Offering and the original investment was in a private entity and there were no registration rights associated therewith. These Existing Investors were strategic investors with no expectation that the shares of common stock underlying the original notes would be tradable in any market. The participants in the Cash Offering fully understood the market risks of their investment in a thinly traded OTCPink company.

We note that CDI 139.13 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. Furthermore, the Staff’s “PIPEs” interpretation, as set forth in CDI 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.... The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

Securities and Exchange Commission

October 24, 2017

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of the selling shareholders here should be more than sufficient for a valid secondary offering. In connection with the Existing Investors, the investment period to date has been over six months and there was no registration rights agreement entered into in connection therewith.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions, a registration statement is required to be filed shortly after closing and is required to be declared effective shortly thereafter. With respect to those selling shareholders participating in the Exchange Offering, there was no expectation that there would be a market for shares of common stock underlying the originally issued notes, as the expectation was for the originally placed notes to be paid off in cash.

Further, as discussed in more detail below, the selling shareholders made their investment decision to purchase the Convertible Notes fully understanding that there may be only extremely limited trading activity in the Company’s common stock. It is clear that the Company and the selling shareholders effected the Transaction because of the Company’s critical need for financing to advance the clinical testing and commercialization of Prolanta™ and, in so doing, enhanced the Company’s cash position and cash flow in the near term and preserved the Company’s operations and helped to maintain it as a going concern. The Company’s common stock trades on the OTCPink over-the-counter marketplace, where, according to the “Bloomberg” website, the average daily trading volume during the past 90 days was approximately 220,497 shares and the highest closing price reported during that period was $0.18 and the lowest closing price was $0.06. In addition, the Company is a “smaller reporting company” (within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934), with limited public float. The context of the Company’s financing needs, and the relatively small size of the market for the Company’s common stock, support the conclusion that the selling shareholders that participated in the Cash Offering portion of the Transaction were also investing as part of a long-term commitment to form a strategic partnership with the Company to advance the development of Prolanta™, and not for the purpose of distributing securities on behalf of the Company.

The factors discussed above, including the length of time that has elapsed since the initial investment by the Existing Investors that participated in the Exchange Offering and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market, and the fact that the selling shareholders were aware at the respective closings that, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s common stock, even if they wished to do so, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

Securities and Exchange Commission

October 24, 2017

2. The Circumstances under which the Selling Shareholders Received the Shares

All of the securities issued to the selling shareholders were issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. Accordingly, the securities held by the selling shareholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The selling shareholders made specific representations to the Company pursuant to the Purchase Agreement (as defined in the Registration Statement) that the selling shareholders were acquiring the Convertible Notes and Warrants for their own accounts and not with a view to, or for sale in connection with, any distribution thereof or in violation of the Securities Act or any other securities laws that may be applicable. The Company is not aware of any evidence that would indicate that these specific representations were untrue or of any evidence that the selling shareholders have any plan to effect a distribution of the Convertible Notes and Warrants. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling shareholders have taken or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling shareholders have taken any actions to condition or prime the market for the potential resale of the shares. To do so would result in a breach of the Purchase Agreement by the selling shareholders.

Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The conversion price of Convertible Notes will be fixed upon the effective date of this registration statement and the exercise price of the Warrants is fixed at $0.09, subject to customary adjustments in the event of stock splits or combinations, stock dividends, recapitalizations or similar events. There are no anti-dilution adjustments or resets of the conversion price or exercise price based solely on the trading price of the Company’s common stock except for the dilutive issuance of shares of the Company’s common stock (subject to exempt issuances that were negotiated by the parties and believed by the Company to not result in dilutive issuance), and accordingly the Convertible Notes and Warrants lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern.

Securities and Exchange Commission

October 24, 2017

In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to extreme convertible transactions to avoid disrupting legitimate PIPE transactions. The Company notes that the resale of the shares underlying the Convertible Notes and Warrants covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past.

The acquisition of the Convertible Notes and Warrants by the selling shareholders was an arm’s length transaction that was negotiated between the Company and the selling shareholders and the conversion price underlying the Convertible Notes and the exercise price under the Warrants reflected market prices. The Company and the selling shareholders had no prior business relationship before such investor acquired securities in the Company. In fact, certain investors that participated in the Exchange Offering also participated in the Cash Offering, which confirms their status as strategic investors that understand the potential upside for the commercialization of Prolanta™. The Transaction is a continuation and furtherance of a strategic partnership with the Company to further pursue clinical testing and the commercialization of Prolanta™.

Securities and Exchange Commission

October 24, 2017

The Private Placement is an investment transaction that has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The selling shareholders purchased the securities in question and there is no agreement or arrangement regarding the price at which they will resell the shares underlying the Convertible Notes and Warrants to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the selling shareholders are taking investment risks with regard to the securities they acquired and there is no certainty that they will receive a premium, or even a return of the price paid, on the resale of any common stock underlying the Convertible Notes or Warrants. In connection with the Existing Investors, over six months have expired since the investment was effected.

The existence of the Registration Rights Agreement (as defined in the Registration Statement) does not alter the conclusion that the Transaction was more like a traditional investment than an underwriting; nor does the registration of the shares mean that all or any particular amount of the shares will be sold in the near term or at any other particular time. The Company notes that there are many reasons why investors prefer shares registered other than to effect an immediate sale, including, but not limited to: (i) the fact that some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount, without taking into account whether such investment funds intend to dispose of their shares or to hold them for an indefinite period; and (ii) the fact that not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company, which concern would be heightened if the particular investor is a fiduciary of other people’s money and therefore subject to a common law duty to act prudently.

The selling shareholders are not acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling shareholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement. The selling shareholders specifically negotiated for the Company to register their securities as part of the negotiation of the terms and conditions of the Transaction. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of shares under the Registration Statement. Instead, the selling shareholders will receive all proceeds received from resale of the shares.

Securities and Exchange Commission

October 24, 2017

3. The Selling Shareholders’ Relationship to the Issuer

Despite the significant beneficial ownership interests in the Company held by the selling shareholders, the Company respectfully advises the Staff that the selling shareholders do not constitute “alter egos” of the Company and do not act as conduits for the Company. An analysis of the pre- and post-transaction relationships indicate that the selling shareholders acquired the securities in two separate financings on an arm’s-length basis for investment purposes as principal, not as agent, while holding a long-term investment view of the Company and its business and absorbing the market risk for all securities purchased.

Existing Investor Relationships. As noted above, the Existing Investors have held the original investment for an excess of six months, there was no registration rights agreement entered into therewith, and there was no prior relationship prior to such investment. Moreover, the investment was made with a private company with no market liquidity.

Cash Investor Relationships. The investors in the Cash Offering understood the market risks with respect to their investment and other than certain investors that also were Existing Investors, there was no prior relationship with the Company.

Post-Transaction Relationships. The selling shareholders acquired the Convertible Notes and the Warrants in the Transaction as principals and not as agents of the Company, undertaking full market risk with respect to their investments. The Convertible Notes and Warrants were purchased by the selling shareholders with a long-term investment view of the Company’s position within the biopharmaceutical industry, and of the potential benefits that may arise in connection with the Company’s clinical testing and commercialization of Prolanta™. The selling shareholders fully understood the long-term view of commercializing Prolanta™ and the lack of any robust market until clinical results with respect to the FDA testing and ultimate commercialization become public. The selling shareholders are responsible for paying any broker-dealer selling fees or underwriting discounts or commissions directly to any broker-dealers any of them may engage to assist in selling any securities, as applicable. The selling shareholders will retain all proceeds from any sales of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from any such sales.

In addition, none of the selling shareholders are directors, officers or 5% owners (as a result of blocker provisions in the Convertible Notes and Warrants) , and no selling shareholder was granted any right to nominate any director to the Company’s Board of Directors.

Securities and Exchange Commission

October 24, 2017

4. The Amount of Shares to Be Sold by the Selling Shareholders

As of October 1, 2017, the Company had 166,574,987 shares of capital stock outstanding, 103,000,000 are issued and outstanding shares of common stock and 63,000,000 are outstanding shares of Series A Preferred Stock that are currently convertible into Company common stock and vote on an as-converted basis. Of such shares, the Company believes approximately 56 million shares of capital stock are held by non-affiliates of the Company. Although the total number of shares included in the Registration Statement constitutes 126,730,191 of the total shares of capital stock presently outstanding, assuming full exercise of the Warrants, 59,072,837, or roughly 47%, of the 126,730,191 shares covered by the Registration Statement are shares issuable upon the exercise of the Warrants. Further, the Warrants are exercisable at $0.09 per share, currently out of the money. The Company currently believes that it is unlikely that Warrants will be exercised in the foreseeable future, based on the fact that warrants are typically not exercisable until the market price significantly exceeds the exercise price. Excluding the shares that underlie the Warrants, the 67,657,354 remaining shares of capital stock that are included in the Registration Statement represents approximately 40% of the Company’s outstanding shares of capital stock.

Furthermore, as discussed in more detail above, we note that the trading of the Company’s common stock is limited and that the Company is a smaller reporting company. The limited volume will effectively limit the number of shares that the selling shareholders will be able to sell pursuant to the Registration Statement.

We note that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, CDI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415 (a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. (emphasis added)

Securities and Exchange Commission

October 24, 2017

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the number of shares underlying the Convertible Notes and Warrants that the Company seeks to register for resale exceeds the number of shares of capital stock currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to (i) the Company, (ii) the selling shareholders’ assumption of market risk and history of conduct and disclosures supporting a long-term investment interest in the Company, and (iii) the shares of common stock covered by the Registration Statement, including their lack of toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a) (1)(i).

In addition, notwithstanding the large number of shares of common stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the selling shareholders are not engaged in the business of underwriting securities and that the selling shareholders acquired the securities as part of the formation of a strategic partnership with the Company. This is supported through the fact that the Transaction was composed of an Exchange Offering with certain investors that made a cash investment in the Company between September 2016 and March 2017 and a Cash Offering that occurred in August 2017. The Company further understands that the selling shareholders have not entered into, nor are they otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and the selling shareholders represented to the Company that they did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that the selling shareholders will sell the shares, without the involvement of the Company, for their own accounts, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares. The business plan of the Company is a long-term horizon involving clinical trials and the FDA approval process that will require future financing and a long-term investment.

Securities and Exchange Commission

October 24, 2017

Furthermore, focusing solely on the number of shares being registered in relation to either the shares outstanding or the public float has a disproportionate impact on the ability of smaller public companies to utilize the registration process to register shares for resale, thereby severely limiting their options to raise funds. If the concern is that a distribution is taking place, the number of shares being registered should be given less weight in the Staff’s analysis. The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is in fact on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of shares. Clearly, an illegal distribution of shares can take place when the amount of shares involved is less than one-third of an issuer’s public float. In fact, it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. When investors acquire a large stake of a small public company, particularly one with a limited trading market when the timeline for commercialization is long term like that of the Company, it is virtually impossible for them to exit their equity position in an orderly manner through the public markets. Limiting the number of shares being registered does not effect any significant change in the circumstances of the proposed offering. If the selling shareholders are acting as a mere conduit for the Company, cutting back on the number of shares being sold does not change the investment intent of the selling shareholders or the ability of the selling shareholders to effect a distribution if, in fact, that was their intent.

5. The Selling Shareholders are Not in the Business of Underwriting Securities

The Company has been advised by the selling shareholders that none is a broker-dealer or an affiliate of a broker-dealer. To the Company’s knowledge, none of the selling shareholders are in the business of underwriting securities or otherwise in the business of selling securities. The selling shareholders are primarily long-term strategic investors, as evidenced by the significant participation in the Exchange Offer.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. The selling shareholders have represented that they have purchased the Convertible Notes and Warrants for their own accounts and not with a view to, or for sale in connection with, any distribution thereof or in violation of the Securities Act or any other securities laws that may be applicable. The Company is not aware of any evidence that would indicate that these specific representations were untrue. Further, the actual issuance of the shares covered by the Registration Statement is not conditioned upon the prior effectiveness of the Registration Statement or otherwise upon the selling shareholders’ ability to resell any of the shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present here.

Securities and Exchange Commission

October 24, 2017

6. Under all of the Circumstances, the Selling Shareholders are Not Acting as Conduits for the Company

As of October 18, 2017, the closing date of the Transaction, the prior average daily trading volume of the Company’s common stock was approximately 220,497 shares. Given these facts, the selling shareholders could not expect to have the ability to quickly exit their positions, even if they desired to do so. We respectfully submit that the selling shareholders’ ability to attempt a distribution of the shares underlying the Convertible Notes and Warrants would be severely limited because the market simply could not absorb that amount of common stock, even if registered. For example, if the selling shareholders were to attempt to liquidate their positions in just the shares underlying the Convertible Notes in the open market (excluding the shares underlying the Warrants), and assuming that no other person sold a single share of the Company’s common stock, it would take the selling shareholders in excess of one year to do so at the current average daily trading volume. It should also be noted that, it would seem unlikely that the selling shareholders would consider exercising the Warrants and selling the underlying shares in the market unless there were sufficient liquidity at a trading price above the exercise price. Based on the current trading price of the Company’s common stock as compared to the exercise price of the Warrants, the selling shareholders have borne, and continue to bear, substantial market risk with respect to their investments. In this situation, the concept that the selling shareholder have “tradable” shares is more theoretical than real. For all practical purposes, the selling shareholders are largely locked in to their investment, regardless of whether the shares are registered.

The selling shareholders are investors in the Company and have agreed to incur the economic risk of their investment. The facts that (i) the exercise price of the Warrants is above the current market price of the Company’s common stock, and (ii) the average daily trading volume of the Company’s common stock is currently extremely limited compared to the securities owned by the selling shareholders, support a conclusion that the selling shareholders have borne, and will likely continue to bear for some time into the distant future, the investment risk of its purchase of securities from the Company. This fact is consistent with the long-term strategy of commercializing Prolanta™ – typical for all biopharmaceutical companies. In contrast to the selling shareholders, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. Finally, the Convertible Notes and the Warrants in question do not represent the type of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that the selling shareholders are acting as a conduit for the Company. In that regard, the Company believes that the selling shareholders have made an individual investment decision to purchase the securities in the Transaction. The Company is not aware of any evidence that would suggest that the selling shareholders are acting to effect a distribution of the Convertible Notes, the Warrants or the shares underlying the Convertible Notes or Warrants.

Securities and Exchange Commission

October 24, 2017

For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the selling shareholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

Item 16, Exhibits

Exhibit 5.1, page II-4

3.	Please re-file the legality opinion to include counsel’s confirmed EDGAR signature.

RESPONSE:

The opinion has been re-filed to include a conformed Edgar signature.

Signatures, page II-6

4.	Please include the signature of your principal accounting officer or controller. See Instruction 1 to Signatures in Form S-1.

RESPONSE:

An additional signature line and conformed signature has been added.

General

5.	As you know, the staff is reviewing your Current Report on Form 8-K filed on August 9, 2017 and have issued comments in connection with that review. Please confirm that you will amend this registration statement, as appropriate, to reflect your responses to the staff’s comments on the Form 8-K. In addition, please note that we will not be in a position to declare this registration statement effective until you have resolved all comments raised on the Form 8-K.

RESPONSE:

This registration statement has been amended to incorporate the staff’s comments with respect to the Registrant’s current report on Form 8-K that was originally filed on August 9, 2017, which was amended and filed with the Commission on October 24, 2017.

Regards,

Thomas C. Pritchard